

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 3, 2017

D. John Srivisal
President and Chief Executive Officer
Quinpario Acquisition Corp. 2
12935 N. Forty Drive
Suite 201
St. Louis, Missouri 63141

> **Re: Quinpario Acquisition Corp. 2**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 3, 2017**
> **File No. 001-36788**

Dear Mr. Srivisal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note your disclosure that the merger consideration issuable in the Business Combination includes 80,600,000 shares issuable to SourceHOV equity holders and 30,600,000 shares issuable to Novitex equity holders. Please tell us which exemption from registration you are relying upon for the issuance of shares to the SourceHOV and Novitex equity holders, and the facts supporting the availability of such exceptions.

Summary of the Proxy Statement, page 20

2. Please disclose the measure by which you will be "one of the largest global providers of information and transaction processing solutions." Please also revise the chart on page 21 to disclose the measure by which you are rating the companies in the chart. For example, please disclose the metric by which you are classifying your customers as "[t]op U.S. Banks."

Transaction Rationale, page 26

3. Please balance your statements on page 27 regarding forecasted adjusted EBITDA margins and free cash flow by discussing the targets' net losses in recent years and the substantial indebtedness of the combined company.

Background of the Business Combination, page 139

4. Please briefly describe the material terms of the finder's agreement with S&E Partners. Please also elaborate upon the way(s) in which S&E or Game Boy Partners was involved with the proposed transaction and tell us if S&E or Game Boy will have any role in the combined company following consummation of the business combination.

5. Please disclose whether S&E Partners or Game Boy Partners is or was affiliated with SourceHov, HGM Group, Novitex or Novitex Parent.

6. We note that the letter of intent sent by Quinpario on January 10, 2017 contained a preliminary purchase price of $2.542 billion. We also note that the revised letter of intent sent to Quinpario on January 11, 2017 contained a proposed purchase price of $3.10 billion. Please disclose the purchase price ultimately agreed to by the parties and contained in the revised January 13, 2017 letter of intent.

Pipe Investment, page 157

7. We note your statement in the Business Combination Agreement that up to $350,000,000 may be raised in the PIPE Investment. Please revise your filing to disclose, if true, that the aggregate commitment amount of $74.0 million assumes that no public shares are redeemed. Please also disclose whether you have identified the investors in the PIPE transaction. Finally, please revise the risk factor on page 89 to disclose, if true, that public stockholders will not know at the time they vote on the business combination and decide whether to redeem their shares the nature of or amount of securities to be issued in the PIPE Investment.

Debt Financing, page 157

8. Please disclose the interest rates currently contemplated in the commitment letter.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley, Staff Attorney at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products